EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	YEAR ENDED DECEMER 31,					NINE MONTHS ENDED SEPTEMBER 30,
	2004	2005	2006	2007	2008	2009
Ratio of Earnings to Fixed Charges	7.8	20.7	27.5	32.9	14.2	16.1

Earnings:

For 2004, 2005, 2006, 2007, 2008, and the nine months ended September 30, 2009, earnings amounted to $1.3 million, $4.1 million, $5.3million, $8.6 million, $18.7 million, and $25.9 million, respectively.

Fixed Charges:

For 2004, 2005, 2006, 2007, 2008, and the nine months ended September 30, 2009, fixed charges amounted to $0.2 million, $0.2 million, $0.2 million, $0.3 million, $1.4 million, and $1.7 million, respectively.